CUSIP NO. 49705R105	13D	Page 1 of 16

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Kinnate Biopharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49705R105

(CUSIP Number)

Dennis Ryan

Foresite Capital Management, LLC

900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939

(415) 877-4887

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49705R105	13D	Page 2 of 16

1	NAME OF REPORTING PERSON Foresite Capital Fund IV, L.P. (“FCF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,671,643 shares, except that Foresite Capital Management IV, LLC (“FCM IV”), the general partner of FCF IV, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM IV, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
9,671,643 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,671,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	20.8%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 49705R105	13D	Page 3 of 16

1	NAME OF REPORTING PERSON Foresite Capital Management IV, LLC (“FCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,671,643 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
9,671,643 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,671,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	20.8%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 49705R105	13D	Page 4 of 16

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,975,001 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,975,001 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,975,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.2%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 49705R105	13D	Page 5 of 16

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,975,001 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,975,001 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,975,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.2%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 49705R105	13D	Page 6 of 16

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“FCOF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
291,667 shares, except that Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of FCOF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCOM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
291,667 shares, except that FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	291,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.6%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 49705R105	13D	Page 7 of 16

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
291,667 shares, all of which are directly owned by FCOF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
291,667 shares, all of which are directly owned by FCOF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	291,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.6%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 49705R105	13D	Page 8 of 16

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,938,311 shares, of which 9,671,643 shares are directly owned by Foresite Capital Fund IV, L.P. (“FCF IV”), 1,975,001 shares are directly owned by Foresite Capital Fund V, L.P. (“FCF V”), and 291,667 shares are directly owned by Foresite Capital Opportunity Fund V, L.P. (“FCOF V”). Tananbaum is the managing member of each of Foresite Capital Management IV, LLC (“FCM IV”), which is the general partner of FCF IV; Foresite Capital Opportunity Management V, LLC (“FCM V”), which is the general partner of FCF V; and Foresite Capital Opportunity Management V, LLC (“FCOM V”), which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
11,938,311 shares, of which 9,671,643 shares are directly owned by FCF IV, 1,975,001 shares are directly owned by FCF V, and 291,667 shares are directly owned by FCOF V. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV; FCM V, which is the general partner of FCF V; and FCOM V, which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,938,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	25.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 49705R105	13D	Page 9 of 16

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on December 15, 2020. This Amendment No. 1 relates to the beneficial ownership of Common Stock of Kinnate Biopharma Inc., a corporation organized under the laws of the state of Delaware (“Issuer”). This Amendment No. 1 is being filed by Foresite Capital Fund IV, L.P. (“FCF IV”), Foresite Capital Management IV, LLC (“FCM IV”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”), James B. Tananbaum (“Tananbaum” and together with FCF IV, FCM IV, FCF V, FCM V, FCOF V and FCOM V, the “Reporting Persons”). This Amendment No. 1 is being filed to reflect the acquisition of Common Stock by FCF V.

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 103 Montgomery Street, Suite 150, San Francisco, CA 94129.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are FCF IV, FCM IV, FCF V, FCM V, FCOF V, FCOM V and Tananbaum. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF IV. FCM V, the general partner of FCF V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCOF V. Tananbaum, the managing member of each of FCM IV, FCM V and FCOM V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF IV, FCF V and FCOF V.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Foresite Capital Management, LLC, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of FCF IV, FCF V and FCOF V is to make investments in private and public companies. The principal business of FCM IV is to serve as the general partner of FCF IV, the principal business of FCM V is to serve as the general partner of FCF V and the principal business of FCOM V is to serve as the general partner of FCOF V. Tananbaum is the managing member of each of FCM IV, FCM V and FCOM V. Tananbaum is a director of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of FCF IV, FCF V and FCOF V is a Delaware limited partnership. Each of FCM IV, FCM V and FCOM V is a Delaware limited liability company. Tananbaum is a U.S. citizen.

CUSIP NO. 49705R105	13D	Page 10 of 16

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Direct Purchase of Series A Preferred Stock

On March 21, 2018, FCF IV entered into a Series A Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which FCF IV purchased 1,374,999 shares of Series A Preferred Stock from the Issuer on March 21, 2018 for $2.00 per share, or $2,749,998 in the aggregate; 1,124,999 shares of Series A Preferred Stock from the Issuer on June 6, 2018 for $2.00 per share, or $2,249,998 in the aggregate; 1,874,999 shares of Series A Preferred Stock from the Issuer on October 3, 2018 for $2.00 per share, or $3,749,998 in the aggregate; and 2,500,000 shares of Series A Preferred Stock from the Issuer on April 15, 2019 for $2.00 per share, or $5,000,000 in the aggregate.

Immanate Investment & Merger

On March 21, 2018, FCF IV entered into a Series A Preferred Stock Purchase Agreement with Immanate Therapeutics Inc. (“Immanage”) and certain other stockholders, pursuant to which FCF IV purchased 499,999 shares of Immanate’s Series A Preferred Stock on March 21, 2018 for $2.00 per share, or $999,998 in the aggregate; 750,000 shares of Immanate’s Series A Preferred Stock on June 6, 2018 for $2.00 per share, or $1,500,000 in the aggregate; and 124,999 shares of Immanate’s Series A Preferred Stock on October 3, 2018 for $2.00 per share, or $249,998 in the aggregate. On April 15, 2019, Immanate was acquired by the Issuer in a stock-for-stock transaction pursuant to an Agreement and Plan of Merger, with the Issuer surviving (the “Merger”). As a result of the Merger, FCF IV’s 1,374,998 shares of Immanate’s Series A Preferred Stock were exchanged for 562,500 shares of the Issuer’s Series A Preferred Stock.

Direct Purchase of Series B Preferred Stock

On December 12, 2019, FCF IV entered into a Series B Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which FCF IV purchased 3,216,468 shares of Series B Preferred Stock from the Issuer for $6.22 per share, or $19,999,998.02 in the aggregate.

Secondary Purchase of Series A Preferred Stock and Series B Preferred Stock

On July 20, 2020, each of FCF IV, FCF V and FCOF V entered into a Secondary Share Purchase and Sale Agreement with an existing stockholder of the Issuer, pursuant to which FCF IV purchased 399,171 shares of Series A Preferred Stock and 74,792 shares of Series B Preferred Stock from such stockholder for $9.58 per share, or $4,542,461.39 in the aggregate, FCF V purchased 368,465 shares of Series A Preferred Stock and 69,038 shares of Series B Preferred Stock from such stockholder for $9.58 per share, or $4,193,028.75 in the aggregate; and FCOF V purchased 122,822 shares of Series A Preferred Stock and 23,013 shares of Series B Preferred Stock from such stockholder for $9.58 per share, or $1,397,682.64 in the aggregate.

Direct Purchase of Series C Preferred Stock

On July 20, 2020, each of FCF IV, FCF V and FCOF V entered into a Series C Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which FCF IV purchased 194,096 shares of Series C Preferred Stock from the Issuer for $9.58 per share, or $1,860,216.06 in the aggregate; FCF V purchased 179,166 shares of Series C Preferred Stock from the Issuer for $9.58 per share, or $1,717,126.94 in the aggregate; and FCOF purchased 59,722 shares of Series C Preferred Stock from the Issuer for $9.58 per share, or $572,375.65 in the aggregate.

Reverse Stock Split and Conversion

On November 25, 2020, the Issuer effected a 1-for-1.23453 reverse stock split of its issued and outstanding Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, as a result of which FCF IV held 6,347,893 shares of Series A Preferred Stock, 2,666,002 shares of Series B Preferred Stock and 157,222 shares of Series C Preferred Stock of the Issuer; FCF V held 298,465 shares of Series A Preferred Stock, 55,922 shares of Series B Preferred Stock and 145,128 shares of Series C Preferred Stock of the Issuer; and FCOF V held 99,488 shares of Series A Preferred Stock, 18,641 shares of Series B Preferred Stock and 48,376 shares of Series C Preferred Stock of the Issuer.

CUSIP NO. 49705R105	13D	Page 11 of 16

In connection with the closing of the Initial Offering, each share of the Issuer’s Series A Preferred Stock was automatically converted into one share of the Issuer’s Common Stock; each share of the Issuer’s Series B Preferred Stock was automatically converted into one share of the Issuer’s Common Stock; and each share of the Issuer’s Series C Preferred Stock was automatically converted into 1.00335008 shares of the Issuer’s Common Stock. Consequently, FCF IV’s 6,347,893 shares of Series A Preferred Stock was converted into 6,347,893 shares of Common Stock, FCF IV’s 2,666,002 shares of Series B Preferred Stock was converted into 2,666,002 shares of Common Stock, and FCF IV’s 157,222 shares of Series C Preferred Stock was converted into 157,748 shares of Common Stock; FCF V’s 298,465 shares of Series A Preferred Stock was converted into 298,465 shares of Common Stock, FCF V’s 55,922 shares of Series B Preferred Stock was converted into 55,922 shares of Common Stock, and FCF V’s 145,128 shares of Series C Preferred Stock was converted into 145,614 shares of Common Stock; and FCOF V’s 99,488 shares of Series A Preferred Stock was converted into 99,488 shares of Common Stock, FCOF V’s 18,641 shares of Series B Preferred Stock was converted into 18,641 shares of Common Stock, and FCOF V’s 48,376 shares of Series C Preferred Stock was converted into 48,538 shares of Common Stock

Purchase in Initial Offering

On December 3, 2020, FCF IV purchased 500,000 shares of the Issuer’s Common Stock from the underwriters in the Initial Offering for $20.00 per share, or $10,000,000.00 in the aggregate; FCF V purchased 375,000 shares of the Issuer’s Common Stock from the underwriters in the Initial Offering for $20.00 per share, or $7,500,000.00 in the aggregate; and FCOF V purchased 125,000 shares of the Issuer’s Common Stock from the underwriters in the Initial Offering for $20.00 per share, or $2,500,000.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on December 3, 2020 with the Securities and Exchange Commission (File No. 333-250086) (the “Prospectus”).

Acquisition of Kinnjiu Biopharma Inc. (“Kinnjiu”) by the Issuer

On February 17, 2023, the Issuer completed the acquisition of Kinnjiu (the “Kinnjiu Acquisition”). As a result of the Kinnjiu Acquisition, on February 17, 2023 FCF V received a combination of cash and 1,100,000 shares of the Issuer’s Common Stock pursuant to a stock purchase agreement between the Issuer, Kinnjiu, FCF V and certain other equity owners of Kinnjiu. The number of shares received by FCF V was determined based on a volume weighted average price per share of $6.7757.

Source of Funds

The source of the funds for all purchases and acquisitions by FCF IV, FCF V and FCOF V was from working capital.

No part of the purchase price was borrowed by FCF IV, FCF V or FCOF V for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 49705R105	13D	Page 12 of 16

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 46,552,846 shares of Common Stock outstanding, as disclosed by the Issuer.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of FCF IV, FCF V and FCOF V and the limited liability company agreement of each of FCM IV, FCM V and FCOM V the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the issuance of the Series C Preferred Stock of the Issuer, the Issuer, FCF IV, FCF V, FCOF V and certain other investors entered into an Amended and Restated Investors’ Rights Agreement dated August 24, 2020 (the “Rights Agreement”). The Rights Agreement grants to FCF IV, FCF V, FCOF V and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earlier of: (i) a Deemed Liquidation Event (as defined therein), (ii) four (4) years after the closing of the Initial Offering or (iii) at such time following the Initial Offering when all Registrable Securities (as defined therein) of such stockholder may be sold pursuant to Rule 144 of the Securities Act of 1933, as amended, within a ninety (90) day period. The rights set forth in the Rights Agreement are more fully described in the Prospectus and incorporated herein by reference.

FCF IV, FCF V and FCOF V entered into a letter agreement with Goldman Sachs & Co. LLC, SVB Leerink LLC and Piper Sandler & Co., as representatives of the underwriters, on September 1, 2020 and Tananbaum entered into a letter agreement with Goldman Sachs & Co. LLC, SVB Leerink LLC and Piper Sandler & Co., as representatives of the underwriters, on September 2, 2020 (together, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, FCF IV, FCF V, FCOF V and Tananbaum agreed that they would not, without the prior written consent of the underwriters and subject to limited exceptions, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Issuer (such options, warrants or other securities, collectively, “Derivative Instruments”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock or Derivative Instruments of the Issuer (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”), (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or Derivative Instruments of the Issuer or (iv) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, in each case, for a period of 180 days after the date of the Prospectus. The terms of the Lock-Up Agreements are more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. 49705R105	13D	Page 13 of 16

Tananbaum, in his capacity as a director of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Amended and Restated Investors’ Rights Agreement, filed on November 13, 2020 as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250086), and incorporated herein by reference.
EXHIBIT C	Form of Lock-Up Agreement, filed as Annex II to the Underwriting Agreement filed on November 30, 2020 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250086), and incorporated herein by reference.
EXHIBIT D	Form of Indemnification Agreement for directors, filed on November 13, 2020 as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250086), and incorporated herein by reference.

CUSIP NO. 49705R105	13D	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2023

FORESITE CAPITAL FUND IV, L.P.

By:	Foresite Capital Management IV, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum

CUSIP NO. 49705R105	13D	Page 15 of 16

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Amended and Restated Investors’ Rights Agreement, filed on November 13, 2020 as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250086), and incorporated herein by reference.
C	Form of Lock-Up Agreement, filed as Annex II to the Underwriting Agreement filed on November 30, 2020 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250086), and incorporated herein by reference.
D	Form of Indemnification Agreement for directors, filed on November 13, 2020 as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250086), and incorporated herein by reference.

CUSIP NO. 49705R105	13D	Page 16 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Kinnate Biopharma Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.